Skeyeon, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Skeyeon, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 3, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	175,769	276,875
Total Current Assets	175,769	276,875
Non-current Assets		
Fixed Assets net of Accumulated Depreciation	1,773	2,449
Intangible Assets: Patents, net of Accumulated Amortization	166,536	145,978
Capitalized R&D	53,873	-
Total Non-Current Assets	222,181	148,427
TOTAL ASSETS	397,950	425,301
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,678	306
Due to Shareholder	25	25
Total Current Liabilities	4,703	331
Long-term Liabilities		
Loan - Related Party	5,999	5,999
Total Long-Term Liabilities	5,999	5,999
TOTAL LIABILITIES	10,702	6,330
EQUITY		
Common Stock	2,039,314	2,039,314
Accumulated Deficit	(1,652,067)	(1,620,343)
Total Equity	387,248	418,971
TOTAL LIABILITIES AND EQUITY	397,950	425,301

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	25,000
Cost of Revenue	-	-
Gross Profit	-	25,000
Operating Expenses		
Advertising and Marketing	848	306
General and Administrative	21,041	25,845
Research and Development	-	150,642
Depreciation	676	729
Amortization	11,938	5,447
Total Operating Expenses	34,503	182,969
Operating Income (loss)	(34,503)	(157,969)
Other Income		
Interest Income	2	4
Other	2,777	120
Total Other Income	2,779	123
Other Expense		
Other	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(31,723)	(157,846)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(31,723)	(157,846)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(31,723)	(157,846)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	676	729
Amortization	11,938	5,447
Accounts Payable and Accrued Expenses	4,372	(20,723)
Payroll Tax Receivable	-	2,424
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,986	(12,124)
Net Cash provided by (used in) Operating Activities	(14,737)	(169,969)
INVESTING ACTIVITIES		
Patents Issued	-	(5,126)
Patents Pending	(26,510)	(6,596)
Capitalized R&D	(59,859)	-
Net Cash provided by (used by) Investing Activities	(86,368)	(11,722)
Cash at the beginning of period	276,875	458,566
Net Cash increase (decrease) for period	(101,106)	(181,691)
Cash at end of period	175,769	276,875

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/21	8,430,555	2,039,314	-	(1,462,498)	576,817
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)				(157,846)	(157,846)
Ending Balance 12/31/2021	8,430,555	2,039,314	-	(1,620,343)	418,971
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)				(31,723)	(31,723)
Ending Balance 12/31/2022	8,430,555	2,039,314	-	(1,652,067)	387,248

Skeyeon, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Skeyeon, Inc. was formed as a Delaware C-Corp on January 19th, 2016. The company plans to earn revenue from Very Low Earth Orbit satellites based on various applications including earth observation, defense operations, telecommunication, scientific payloads, and other possible activities. The company intends to attract R&D funding to build, test, launch, and operate its satellites, primarily from US Dept. of Defense organizations. The company operates by attracting experts primarily through stock payments augmented when needed with consulting contracts.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company served as a subcontractor to US Dept. of Defense prime contractors on various programs. The Company recognized revenue from these subcontracts when the constituent invoices are paid by the prime contractor which closely approximates the time at which the Company fulfilled its performance obligations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Capitalized Research and Development Costs

The Company follows the guidance provided by the United States Generally Accepted Accounting Principles (US GAAP) with respect to the accounting treatment of research and development costs. Research and development costs are expensed as incurred, except for those costs that meet the criteria for capitalization under ASC Topic 730, Research and Development.

The Company capitalizes research and development costs when the following criteria are met: (1) the research and development activities have been successfully completed, (2) the project has a clear economic benefit, (3) the project's technical feasibility can be demonstrated, (4) the Company has the intent and ability to complete the project, and (5) the future economic benefits of the project are reasonably assured.

Capitalized research and development costs will be amortized once the underlying camera asset is placed in service or may be reclassified to inventory.

Patents

Patent costs are initially capitalized and then amortized over the shorter of the legal life of the patent or its estimated useful life, which is generally twenty years. The Company assesses the carrying amount of capitalized patents for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Patent costs include legal fees and filing fees associated with obtaining and defending patents. Patent costs also include any costs associated with successfully challenging the validity of third-party patents.

The Company capitalizes patent costs when the following criteria are met: (1) it is probable that the future economic benefits embodied in the asset will flow to the Company, (2) the cost of the asset can be measured reliably, and (3) the asset's useful life can be measured reliably.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and

California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company had outstanding accounts payable in the amount of $5,999 for services performed by an owner's company. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See "Note 3 – Related Party Transactions".

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loans – Related Party	5,999	0%	On Demand	5,999	-	5,999	-	5,999	-	5,999	-
Total				**5,999**	**-**	**5,999**	**-**	**5,999**	**-**	**5,999**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	5,999
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 9,000,000 of Class A common shares with a par value of $0.00001 per share and 1,000,000 of Class B common shares with a par value of $0.00001. As of 12/31/22, 9,405,555 shares were outstanding with 8,430,555 shares owned by shareholders; 577,500 options were held by option holders and 397,500 options remained in the option pool. As of 12/31/21, 9,405,555 shares were outstanding with 8,430,555 shares owned by shareholders, 407,500 options were held by option holders and 567,500 options remained in the option pool.

Voting: Class A common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 of Class B common shares with a par value of $0.00001 per share. 1,000,000 shares were issued and outstanding as of 2021 and 2022.

Voting: Class B common stockholders are entitled to ten votes per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2023, the date these financial statements were available to be issued.

The outstanding Related Party balance of $5,999 has been paid back.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses during the years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.